
September 16, 2010

Alan D. Gold
Chairman and Chief Executive Officer
BioMed Realty, L.P.
17190 Bernardo Center Drive
San Diego, California 92128

>   **Re: BioMed Realty, L.P.**
>   **Form 10**
>   **Filed August 20, 2010**
>   **File No. 000-54089**

Dear Mr. Gold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

2.   Please tell us the reason for filing this registration statement and clarify whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. If it is voluntary, please tell us the business reasons or other reasons for filing the registration statement.

3.   Please include an organizational chart that details your ownership structure.

4. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statement:

    *   ". . . as represented by a Pharmaceutical Research and Manufacturers of America (PhRMA) survey indicating that research and development spending . . . ," page 2

Item 1. Business, page 1

5. We note your statement on page 2 that your "executive officers have acquired, developed, financed, owned, leased or managed in excess of $4.6 billion in life science real estate." Please do not average the experience of your officers and revise accordingly.

Regulation, page 3

6. We note your disclosure on page 3 that life science tenants, including certain of your tenants, engage in various research and development activities involving the controlled use of hazardous materials, chemicals, biological and radioactive compounds. Please revise your disclosure to briefly describe these hazardous materials, chemicals, biological and radioactive compounds and their use by your tenants.

Item 1A. Risk Factors, page 6

7. Each risk factor should contain a single, discreet risk. We note that some of your risk factors appear to present multiple risks and should be revised to present each material risk separately. For example only, we note the following risk factors:

    *   "Because we lease our properties to a limited number of tenants . . . ," page 6;

    *   "Tenants in the life science industry face high levels of regulation, expense and uncertainty . . . ,: page 6; and

    *   "We may be unable to acquire, develop or operate new properties successfully . . . ," page 8.

8. We note that several risk factor subheadings merely state general facts about your business. For example only, we note the following subheadings:

    *   "We face risks associated with property acquisitions," page 9; and

    *   "Future acts of terrorism or war or the risk of war may have a negative impact on our business," page 11.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand the risk as it specifically applies to you.

9. We note your use of mitigating language in certain risk factors. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise accordingly. We note, without limitation, the following:

- "While we evaluate the creditworthiness of our tenants by reviewing available financial and other pertinent information . . . ," page 6;

- "Our tenants generally pay higher rent on our properties than tenants in traditional office space," page 8; and

- "We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice," page 13.

Future acts of terrorism or war or the risk of war may have a negative impact on our business, page 11

10. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. This risk factor seems to fit into this category and you should revise to cite a particular risk, or remove it from your disclosure. Please revise accordingly.

Results of Operations, page 35

11. We note your disclosure on page 36 regarding the higher number of tenant bankruptcies, lease terminations or expected non-payment or renegotiation of unpaid tenant receivables. Please revise your disclosure to more specifically describe the tenant bankruptcies and update your risk factor disclosure on page 7, as applicable.

Liquidity and Capital Resources, page 45

12. We note your disclosure on page 47 that your general partner's board of directors has a policy of targeting your indebtedness at approximately 50% of your total asset book value. Please revise to clarify the maximum percentage of indebtedness that you may acquire as allowed by your organizational documents.

13. We note your disclosure on page 46 that you received investment grade ratings from two rating agencies. Please revise to provide your current credit ratings.

Item 3. Properties, page 55

Lease Terms, page 61

14. We note your disclosure that your leases are generally triple-net. Please revise to clarify what percentage of your leases are triple-net as opposed to gross or modified gross leases.

15. Please clarify if you typically offer tenant concessions, such as free or discounted rent periods, to your tenants.

Item 5. Directors and Executive Officers, page 62

Compensation Discussion and Analysis, page 65

16. We note that you have disclosed the compensation policies and programs for your CEO, CFO and two other executive officers. Please tell us why you did not disclose the compensation policies and programs for a third executive officer in accordance with Item 402(a)(3)(iii) of Regulation S-K.

17. We note that you sought to target total compensation for 2009 at or near the 75th percentile and at or near the 50th percentile for 2008. Please also disclose where total compensation fell for these periods. To the extent that compensation was below or above the identified percentile, please clarify why the compensation committee determined that such level was appropriate.

Item 8. Legal Proceedings, page 83

18. Please remove the limiting language, "to our knowledge" from your disclosure regarding threatened legal proceedings.

Item 10. Recent Sales of Unregistered Securities, page 84

19. Please clarify that you currently have a registration statement on Form S-4 filed with the Securities and Exchange Commission, but not yet effective, which registers the exchange of your 6.125% Senior Notes due 2020.

Item 15. Financial Statements and Exhibits, page 158

20. Refer to the agreements filed as exhibits 10.23, 10.24, 10.27, 10.28 and 10.29 to your registration statement on Form 10. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your amendment or tell us why these agreements are no longer material to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Craig M. Garner, Esq.
   Divakar Gupta, Esq.
   Robert Steenblik, Esq.
   Via facsimile (858) 523-5450